Exhibit 99.1

GERDAU S.A. and subsidiaries 05/05/11 1Q11 Quarterly Results

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is a steelmaker that seeks to satisfy the needs of its customers and create value for shareholders and is committed to personal achievement and the sustainable development of society.

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of specialty long steel in the world. It has over 40,000 employees and an industrial presence in 14 countries, with operations in the Americas, Europe and Asia, for combined annual installed production capacity of more than 25 million tonnes of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tonnes of scrap into steel each year. With nearly 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the First Quarter of 2011

	1st Quarter		1st Quarter		Variation	4th Quarter		Variation
Key Information	2011		2010		1Q11/1Q10	2010		1Q11/4Q10
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	4,749		4,359		9%	4,378		8%
Long Steel	4,049		3,580		13%	3,663		11%
Shipments (1,000 tonnes)	4,710		4,053		16%	4,513		4%
Net Sales (R$ million)	8,364		7,108		18%	7,800		7%
EBITDA (R$ million)	1,102		1,401		-21%	815		35%
Net Income (R$ million)	409		573		-29%	420	(4)	-3%
Gross Margin	14%		20%			12%
EBITDA Margin	13%		20%			10%
Shareholders’ Equity (R$ million)	20,386		22,654			20,148
Total Assets (R$ million)	42,772		45,636			42,891
Gross Debt / Total Capitalization (1)	41%		39%			42%
Net Debt / Total Capitalization (2)	37%		31%			38%
Gross Debt / EBITDA (3)	2.9	x	3.2	x		2.8	x
Net Debt / EBITDA (3)	2.4	x	2.2	x		2.4	x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in last 12 months

(4) Includes nonrecurring net gain of R$ 289 million

World Steel Market

Steel Industry Production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(million tonnes)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Crude Steel
Brazil	8.5	8.0	6%	7.9	8%
North America (excluding Mexico)	24.1	22.8	6%	22.8	6%
Latin America (excluding Brazil)	7.9	6.9	14%	8.0	-1%
China	169.9	156.3	9%	152.0	12%
Other	161.1	147.3	9%	157.3	2%
Total	371.5	341.3	9%	348.0	7%

Source: worldsteel e Gerdau

In 1Q11, world steel output grew in relation to both 1Q10 and 4Q10 (see table above). All regions where Gerdau has operations recorded recoveries in production volume. China remained an important player in the international market, with its production growing in 1Q11 in relation to both 1Q10 and 4Q10, and the country accounting for 46% of world steel output. Average capacity utilization in the world steel industry stood at 82% in March 2011, despite the earthquake that hit Japan and the instability in the Middle East.

On April 18, the World Steel Association presented its outlook for 2011. Worldsteel estimates that apparent steel consumption will grow by 6% in both 2011 and 2012, reaching 1.36 and 1.44 billion tonnes, respectively. This outlook is based on a stable and solid recovery in the world economy. However, uncertainties remain regarding the financial fragility of European nations, the instability in oil-producing countries in the Middle East and the potential impacts from the earthquake in Japan, with this latter factor not yet considered by worldsteel’s estimates.

Apparent steel consumption in China should grow by 5% in 2011 to 605 million tonnes. The higher growth already observed at the start of this year should be attenuated by measures to curb the overheating of the economy by the Chinese government. In India, apparent consumption is expected to grow 13% in 2011 to 69 million tonnes, driven by the expansion of the domestic economy, the high infrastructure requirements and the growth in industrial production. In the United States, worldsteel estimates growth in apparent consumption of 13% in 2011 to 91 million tonnes, reflecting the second cycle of liquidity injections and fiscal policy initiatives, which are measures that have boosted economic activity and confidence in the energy market and the manufacturing industry. On the other hand, the construction market remains weak. In South and Central America, apparent consumption should grow by 7% to 49 million tonnes. Meanwhile, the Middle East and North Africa should present stability, although there is a high degree of uncertainty regarding the level of steel consumption given the political turmoil observed in the region.

Gerdau’s performance in the first quarter of 2011

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international standards issued by the Accounting Pronouncement Committee (CPC) and approved by the Securities and Exchange Commission of Brazil (CVM), pursuant to CVM Instruction 485 dated September 1, 2010.

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•                  Brazil (Brazil BO) — includes the Brazil operations, except specialty steel

•                  North America (North America BO) — includes all North American operations, except Mexico and specialty steel

•                  Latin America (Latin America BO) — includes all Latin American operations, except Brazil

•                  Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, the United States and India.

Crude Steel and Long Products Output

Production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Crude Steel (slabs, blooms and billets)
Brazil	1,722	1,680	2%	1,718	0%
North America	1,771	1,588	12%	1,508	17%
Latin America	430	320	34%	431	0%
Specialty Steel	826	771	7%	721	15%
Total	4,749	4,359	9%	4,378	8%

Rolled steel
Brazil	1,105	1,034	7%	996	11%
North America	1,623	1,425	14%	1,421	14%
Latin America	529	427	24%	525	1%
Specialty Steel	792	694	14%	721	10%
Total	4,049	3,580	13%	3,663	11%

•      On a consolidated basis, production growth in 1Q11 in relation to 1Q10 was driven by the North America BO (see the table above), reflecting the gradual recovery in demand observed in the comparison period. At the Latin America BO, the increase was due to the recovery observed in Chile, where output had fallen due to the earthquake that hit the country in March 2010, and in Colombia, due to the recovery in demand in the region.

•     In relation to 4Q10, consolidated production increased, especially at the North America BO, where 4Q10 output was affected by seasonal impacts associated with winter, while the combination of the recovery in demand and the restocking trend in the production chain supported growth in 1Q11. At the Brazil BO, the difference between crude steel production, which remained stable, and long steel production, which expanded, is due to the scheduled maintenance stoppage at the converters at Açominas mill (Minas Gerais state) in 1Q11.

Crude Steel Output (in thousands of tonnes)	Long Steel Output (in thousands of tonnes)

Sales

Consolidated Shipments(1)	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Brazil	1,697	1,528	11%	1,811	-6%
Domestic Market	1,171	1,151	2%	1,077	9%
Exports	526	377	40%	734	-28%
North America	1,643	1,345	22%	1,442	14%
Latin America (2)	638	546	17%	565	13%
Specialty steels	732	634	15%	695	5%
Total	4,710	4,053	16%	4,513	4%

(1) - Excludes shipments to subsidiaries

(2) - Excludes coke shipments

•      The higher consolidated shipments in 1Q11 in relation to 1Q10 are explained by the recovery in demand in all markets in which Gerdau operates. At the Brazil BO, the exports of semi-finished products were responsible for the higher shipments, driven in particular by the higher demand for slabs from Asia. At the North America BO, the recovery in shipments was fueled by the stronger demand observed in the region, especially from clients in the manufacturing and energy industries. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 61.2 points in March 2011, with a reading above 50 indicating growth. On the other hand, the construction sector remains below historical levels, despite signs of recovery. The number of projects related to energy, roads and basic sanitation has been growing, reflecting the government stimulus package.

•      At the Specialty Steel BO, the highlights were the operations located in the United States and Spain. The United States was the main beneficiary of the strong recovery in the auto industry, while Spain benefitted from higher exports to Germany, France and Italy, countries that experienced recoveries in their manufacturing industries. In Brazil, a brief destocking trend began in 4Q10, which reduced shipments in the period. At the Latin America BO, the highlights were the higher sales from Chile and Argentina, with a recovery in demand observed in the construction sectors in these countries.

•      In relation to 4Q10, consolidated shipments presented moderate growth, led by North America, due to the reasons explained above. At the Brazil BO, the contraction in shipments is explained by the lower exports, which reached record levels in 4Q10. The domestic market registered growth, accompanying the recovery in the construction sector and manufacturing industry. The production of capital goods grew by 9% in March 2011 in relation to December 2010, according to the Brazilian Geography and Statistics Institute (IBGE). In the construction sector, Brazilian Central Bank estimates growth of 5.2% in construction GDP in 2011.

Consolidated Shipments(1)

(in thousands of tonnes)

(1) - Excludes shipments to subsidiaries.

Operating Results by Business Operation

Net Sales

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Net Sales (R$ million)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Brazil	2,954	2,871	3%	3,048	-3%
Domestic Market	2,344	2,518	-7%	2,291	2%
Exports	610	353	73%	757	-19%
North America	2,628	1,999	31%	2,188	20%
Latin America (1)	1,028	803	28%	863	19%
Specialty Steel	1,754	1,435	22%	1,701	3%
Total	8,364	7,108	18%	7,800	7%

(1) - Includes revenue from coke sales.

•      In 1Q11, consolidated net sales grew in relation to 1Q10 (see table above), driven by the higher shipments. In absolute terms, with the exception of the Brazil BO, the other business operations recorded significant growth in shipments and an increase in net sales per tonne sold in the period. At the Brazil BO, the higher shipments were virtually offset by the lower net sales per tonne sold, reflecting the discounts granted in the domestic market in the second half of 2010 and the lower share of exports in the sales mix. However, net sales per tonne sold in the domestic market increased in March in relation to January 2011, reflecting the cancelation of a portion of these discounts.

Cost of Goods Sold and Gross Margin

		1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Net sales, cost and margin		2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Brazil	Net Sales (R$ million)	2,954	2,871	3%	3,048	-3%
	Cost of Goods Sold (R$ million)	(2,486)	(2,067)	20%	(2,602)	-4%
	Gross income (R$ million)	468	804	-42%	446	5%
	Gross margin (%)	16%	28%		15%
North America	Net Sales (R$ million)	2,628	1,999	31%	2,188	20%
	Cost of Goods Sold (R$ million)	(2,321)	(1,807)	28%	(2,006)	16%
	Gross income (R$ million)	307	192	60%	182	69%
	Gross margin (%)	12%	10%		8%
Latin America	Net Sales (R$ million)	1,028	803	28%	863	19%
	Cost of Goods Sold (R$ million)	(882)	(688)	28%	(793)	11%
	Gross income (R$ million)	146	115	27%	70	109%
	Gross margin (%)	14%	14%		8%
Specialty Steel	Net Sales (R$ million)	1,754	1,435	22%	1,701	3%
	Cost of Goods Sold (R$ million)	(1,510)	(1,139)	33%	(1,450)	4%
	Gross income (R$ million)	244	296	-18%	251	-3%
	Gross margin (%)	14%	21%		15%
Consolidated	Net Sales (R$ million)	8,364	7,108	18%	7,800	7%
	Cost of Goods Sold (R$ million)	(7,199)	(5,701)	26%	(6,851)	5%
	Gross income (R$ million)	1,165	1,407	-17%	949	23%
	Gross margin (%)	14%	20%		12%

•      In 1Q11 in relation to 1Q10, the higher cost of goods sold on a consolidated basis was due to the higher shipments and the impact from the higher raw material prices in the various business operations. The mismatch between higher raw material prices and the passthrough to prices of steel products led to lower consolidated gross margin (see table above). At the Brazil BO, gross margin was impacted by the lower net sales per tonne sold and the higher costs, which were due in particular to the scheduled maintenance stoppage at the converters at Açominas mill (Minas Gerais state). At the Specialty Steel BO, the lower gross margin was mainly due to the contraction in shipments and the higher costs in Brazil, which in part reflected the maintenance stoppage in December 2010. This margin was also impacted by the higher share of the United States and Spain in the shipments of this operation, which typically have lower margins than in Brazil. On the other hand, the North America BO recorded gross margin expansion in relation to 1Q10, with the increases in shipments and net sales per tonne sold outpacing the increase in cost of goods sold.

•      In consolidated terms, gross margin expanded by two percentage points in relation to 4Q10, due to the increases in shipments and net sales per tonne sold outpacing the increase in cost of goods sold.

Selling, General and Administrative Expenses

SG&A	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Selling expenses	138	121	14%	157	-12%
General and dministrative expenses	441	382	15%	472	-7%
Total	579	503	15%	629	-8%
Net sales	8,364	7,108	18%	7,800	7%
% of net revenue	7%	7%		8%

•      Selling, general and administrative expenses as a percentage of net sales remained virtually stable in all comparison periods.

Equity Income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded sales of 303,000 tonnes of steel in 1Q11 (based on their respective equity interests), which was 10% more than in 1Q10, for net sales of R$445 million.

•      Based on the results of these companies, equity income was R$34 million in 1Q11, in comparison with equity income of R$15 million in 1Q10.

EBITDA

Consolidated EBITDA Breakdown(1)	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Net Income	409	573	-29%	420	-3%
Net Financial Result	171	247	-31%	184	-7%
Provision for Income Tax and Social Contribution	74	122	-39%	71	4%
Depreciation and Amortization	448	459	-2%	476	-6%
Reversal/Losses from asset impairment	—	—	—	(336)	—
EBITDA	1,102	1,401	-21%	815	35%
EBITDA margin	13%	20%		10%

(1) Includes data from jointly controlled entities and associate companies under the equity income method.

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

Reconciliation of consolidated EBITDA	1st Quarter	1st Quarter	4th Quarter
(R$ million)	2011	2010	2010
EBITDA (1)	1,102	1,401	815
Depreciation and Amortization	(448)	(459)	(476)
Reversal/Losses from asset impairment	—	—	336
OPERATING INCOME BEFORE THE FINANCIAL RESULT AND TAXES(2)	654	942	675

(1) Non-accounting measure adopted by the Company

(2) Accounting measure published in the consolidated Income Statement

EBITDA (R$ million)	EBITDA Margin (%)

		1st Quarter	1st Quarter	Variation	4th Quarter	Variation
EBITDA by Business Operation		2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Brazil	EBITDA (R$ million)	398	796	-50%	383	4%
	EBITDA margin (%)	13%	28%		13%
North America	EBITDA (R$ million)	332	207	60%	136	144%
	EBITDA margin (%)	13%	10%		6%
Latin America	EBITDA (R$ million)	128	108	19%	48	167%
	EBITDA margin (%)	12%	13%		6%
Specialty Steel	EBITDA (R$ million)	244	290	-16%	248	-2%
	EBITDA margin (%)	14%	20%		15%
Consolidated	EBITDA (R$ million)	1,102	1,401	-21%	815	35%
	EBITDA margin (%)	13%	20%		10%

•      Consolidated EBITDA (earnings before interest, tax, depreciation, amortization and gain/losses from asset impairment), also known as operating cash flow, declined in 1Q11 from 1Q10, consequently reducing EBITDA margin (see tables above), driven by the same factors explained previously (see item “Cost of Goods Sold and Gross Margin”).

•      At the Brazil BO, which accounted for 36% of consolidated EBITDA in the period, the lower net sales per tonne sold and the higher costs were responsible for the compression in EBITDA margin. The North America BO accounted for 30% of consolidated EBITDA and recorded gross margin expansion in relation to 1Q10, with the increases in shipments and net sales per tonne sold exceeding the increase in cost of goods sold. At the Specialty Steel BO, which represented 22% of EBITDA in 1Q11, EBITDA margin was impacted by the lower shipments in Brazil and higher costs, as well as by the higher share of the United States and Spain in the shipments of this operation, which are countries where margins are typically lower than in Brazil.

•      In relation to 4Q10, consolidated EBITDA in 1Q11 grew significantly, driven by the performances at the North America and Latin America BOs. As a result, EBITDA margin expanded by three percentage points in the comparison period.

Financial Result

Financial result	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Financial income	58	76	-24%	74	-22%
Financial expenses	(255)	(253)	1%	(266)	-4%
Currency translation, net	26	(71)	-137%	2	1200%
Gains (losses) from hedge operations, net	—	1	—	6	—
Financial result	(171)	(247)	-31%	(184)	-7%

•      In 1Q11, the improvement in the consolidated financial result was basically due to the impact from the appreciation of 2% in the Brazilian real against the U.S. dollar in the quarter (gain of R$26 million), compared with the depreciation of 2% in 1Q10 (loss of R$71 million) on a portion of the loans denominated in foreign currency contracted by the companies in Brazil.

•      Note that of the total foreign-currency debt of US$ 3.6 billion contracted by companies in Brazil as of March 31, 2011, US$ 2.6 billion was related to the acquisitions of companies abroad, for which the currency translation gains or losses are recorded directly on the balance sheet, in accordance with IFRS accounting policies. For the remaining US$ 1.0 billion, the currency translation gains or losses are recorded on the income statement.

Net Income

Net income	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2011	2010	1Q11/1Q10	2010	1Q11/4Q10
Income before taxes (1)	483	695	-31%	491	-2%
Income tax and social contribution	(74)	(122)	-39%	(71)	4%
Consolidated net income (1)	409	573	-29%	420	-3%

(1) Includes data from jointly controlled entities and associate companies under the equity income method.

•      Consolidated net income in 1Q11 decreased in relation to 1Q10, reflecting the lower operating income. In relation to 4Q10, net income registered a slight decline. Note that in 4Q10 net income was impacted by the nonrecurring net gain of R$ 289 million related to the reversal from asset impairment.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 1Q11, the prepayment of the minimum mandatory dividends for fiscal year 2011, as shown below:

•          Payment date: May 27, 2011

•          Base date: shareholding position on May 19, 2011

•          Ex-dividend date: May 20, 2011

•          Metalúrgica Gerdau S.A.

•          R$ 41 million (R$ 0.10 per share)

•          Gerdau S.A.

•          R$ 102 million (R$ 0.06 per share)

Investments

•      In 1Q11, investments in fixed assets totaled R$ 333 million. Of this total, 73% was allocated to units in Brazil and the remaining 27% to units located abroad.

•      The investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$10.8 billion, and include both strategic and maintenance investments (see table below).

Investment Plan - Main Projects	Location	Additional production capacity (1,000 tonnes)	Start-up
Brazil BO
Flat steel rolling mills (heavy plates and coiled hot-rolled strips) at Açominas mill in Minas Gerais state	Brazil	1,900	2012
Expansion of mining operations capacity to 7 million tonnes	Brazil	—	2012
New line of rebars rolls at Araçariguama mill in São Paulo state	Brazil	—	2012
Ready-to-use steel product units	Brazil	—	2013
Rebar and wire rod rolling mill at Cosigua mill in Rio de Janeiro state(1)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City mill, Kentucky	USA	—	2012
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel BO
New continuous slab casting with production capacity expansion at Monroe mill	USA	200	2012
Capacity expansion in crude steel, rolling mill and finishing (at 4 different mills)	USA	400	2014
Specialty steel and rebar rolling mill, sintering, coke oven and power generation(2)	India	300	2012
Specialty steel rolling mill at Pindamonhagaba mill in São Paulo state	Brazil	500	2012

(1) To meet the capacity of this rolling mill, Gerdau will expand its melt shop crude steel capacity by 600,000 tonnes at Cosigua mill in Rio de Janeiro sate.

(2) This capacity is not included in the consolidated figures, since it is a jointly controlled entity

•      In addition to the investment plan already announced, the following new investments are also under analysis:

•          Brazil BO

•                  Installation of two plants, with one in the North-Northeast region and the other in the Midwest region, each with installed capacity of between 500,000 and 700,000 tonnes, targeting the construction and manufacturing industries.

•                  Installation of a new long products rolling mill in the South region of the country, with installed capacity of 600,000 tonnes.

•          Specialty Steel BO

•                  Construction of a new specialty steel mill in North America with installed capacity of between 700,000 and 800,000 tonnes.

Working Capital and Cash Conversion Cycle

Working Capital and Cash Conversion Cycle

•      In March 2011, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by 10 days in relation to December 2010, with an increase of 7% in net sales and a reduction of 5% in working capital.

Financial Liabilities

Indebtedness
(R$ million)	31.03.2011	31.12.2010
Short-term	1,729	1,693
Local currency (Brazil)	706	703
Foreign currency (Brazil)	200	169
Companies abroad	823	821
Long-term	12,506	12,977
Local currency (Brazil)	2,611	2,623
Foreign currency (Brazil)	5,589	5,656
Companies abroad	4,306	4,698
Gross debt	14,235	14,670
Cash, cash equivalents and financial investments	2,446	2,204
Net debt	11,789	12,466

•      Net debt (gross debt less cash) totaled R$ 11.8 billion on March 31, 2011.

•      Cash (cash, cash equivalents and financial investments) totaled R$ 2.4 billion on March 31, 2011, of which 29% was held by Gerdau’s subsidiaries abroad, mainly in USD.

•      Gross debt (loans and financings plus debentures) stood at R$14.2 billion on March 31, 2011, of which 12% was short-term and 88% was long-term.

•      On March 31, 2011, the composition of gross debt was 23% in Brazilian real, 41% in foreign currency contracted by companies in Brazil and 36% in a variety of currencies contracted by subsidiaries abroad.

•      On March 31, 2011, the weighted average nominal cost of gross debt was 8.3% for the amount denominated in Brazilian real, 5.7% plus currency variation for the amount denominated in USD contracted by companies in Brazil and 4.3% for the amount contracted by the subsidiaries abroad.

Gross Debt

(R$ billion)

•      On March 31, 2011, the long-term debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
2nd quarter 2011	790
3rd quarter 2011	199
4th quarter 2011	218
1st quarter 2012	522
Total	1,729

Long-term	R$ million
2012 (April to December)	1,787
2013	2,242
2014	840
2015 and after	7,637
Total	12,506

•      Gerdau’s main debt indicators at the close of March was virtually flat when compared to December of 2010, given the stability in the debt position and the growth in operating cash flow (EBITDA) in the last 12 months of the compared periods.

Indicators	31.03.2011		31.12.2010
Gross debt / Total capitalization (1)	41%		42%
Net debt / Total capitalization (2)	37%		38%
Gross debt / EBITDA (3)	2.9	x	2.8	x
Net debt / EBITDA (3)	2.4	x	2.4	x
EBITDA (3) / Financial expenses (3)	4.3	x	4.6	x
EBITDA (3) / Net financial expenses (3)	5.7	x	6.2	x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

Subsequent Event

Public Stock Offering

•      On April 12, 2011, the Board of Directors of Gerdau S.A. approved the issue of 68,026,910 common shares and 134,830,100 preferred shares, for a total capital increase of approximately R$ 3.7 billion, carried out under the scope of the primary public distribution of shares by the Company. On the same date, a secondary public distribution was held that involved 69,000,000 preferred shares issued by Gerdau S.A. and owned by the shareholders of Metalúrgica Gerdau S.A. and Gerdau BG Participações S.A., worth R$ 1.3 billion, which was fully used by the selling shareholders to subscribe and pay in common shares of the primary offering. Under the scope of the Global Offering, which includes the primary and secondary offerings, a total of approximately R$ 5.0 billion was raised, of which roughly R$ 3.7 billion was used for the capital increase at Gerdau S.A. Following said increase, the capital stock now stands at R$ 19.3 billion, divided into 573,627,483 common shares and 1,146,031,245 preferred shares, all of which are registered, book-entry shares with no par value.

•      The issue price of the shares established after the book building process was R$ 15.60 per common share and R$ 19.25 per preferred share issued by Gerdau S.A.

•      In addition, an over-allotment option (greenshoe) of up to 10,204,036 new common shares and 20,408,072 new preferred shares issued by the Company could be added to the amount of shares initially distributed under the scope of the Global Offering. The over-allotment option may be exercised by the stabilizing agent and lead manager of the Offering, in full or part, within a period of thirty (30) days of the publication date of the Public Offering Commencement Announcement (April 13, 2011), inclusive, under the same conditions and price of the shares or ADSs offered initially, as the case may be.

•      As provided for in the final offering prospectus, the funds raised under the offering will be used for investments to improve and expand the Company’s installed capacity, to strengthen the Company’s cash position and to pre-pay a loan contracted by its wholly owned subsidiaries in the North America.

•      On April 18, 2011, the primary and secondary public offerings were settled, with a net injection of R$ 3.6 billion in the Company’s cash position. Of this amount, R$ 2.1 billion has already been used for the pre-payment, on April 21, of a loan contracted by its wholly owned subsidiaries in the North America. The remaining balance was incorporated in the Company’s cash. Considering these events, the gross debt/EBITDA and net debt/EBITDA ratios would be 2.5x and 1.7x on March 31, 2011, respectively.

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	03/31/2011	12/31/2010
CURRENT ASSETS
Cash and cash equivalents	1,078,466	1,061,034
Short-term investments
Held for Trading	1,334,046	1,105,902
Available for sale	7,165	9,559
Trade accounts receivable - net	3,557,188	3,153,027
Inventories	6,614,218	6,797,785
Tax credits	545,183	586,056
Unrealized gains on derivatives	416	783
Other current assets	266,622	231,798
	13,403,304	12,945,944

NON-CURRENT ASSETS
Available for sale securities	26,194	26,797
Tax credits	410,296	401,222
Deferred income taxes	1,256,050	1,579,011
Unrealized gains on derivatives	6,415	5,529
Judicial deposits	543,976	493,502
Other non-current assets	193,669	212,180
Prepaid pension cost	401,502	437,072
Investments in associates and jointly-controlled entities	1,287,840	1,264,520
Other investments	19,224	19,002
Goodwill	8,029,956	8,158,098
Other Intangibles	1,166,186	1,176,823
Property, plant and equipment, net	16,027,040	16,171,560
	29,368,348	29,945,316

TOTAL ASSETS	42,771,652	42,891,260

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	03/31/2011	12/31/2010
CURRENT LIABILITIES
Trade accounts payable	2,387,699	1,783,274
Short-term debt	1,601,285	1,577,968
Debentures	127,236	115,069
Taxes payable	639,383	524,967
Payroll and related liabilities	372,501	475,237
Dividends payable	—	90,289
Environmental liabilities	17,389	29,191
Put options on minority interest	36,133	—
Other current liabilities	430,017	425,905
	5,611,643	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	11,844,464	12,360,056
Debentures	661,837	616,902
Deferred income taxes	1,815,582	2,270,849
Unrealized losses on derivatives	78,682	92,476
Provision for tax, civil and labor liabilities	681,160	645,375
Environmental liabilities	52,961	42,902
Employee benefits	793,490	834,471
Put options on minority interest	508,358	516,706
Other non-current liabilities	337,280	342,008
	16,773,814	17,721,745

EQUITY
EQUITY	20,386,195	20,147,615

TOTAL LIABILITIES AND EQUITY	42,771,652	42,891,260

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended
	03/31/2011	03/31/2010

NET SALES	8,363,791	7,107,586

Cost of sales	(7,199,062)	(5,700,279)

GROSS PROFIT	1,164,729	1,407,307

Selling expenses	(138,224)	(121,225)
General and administrative expenses	(441,266)	(382,061)
Other operating income	45,329	38,608
Other operating expenses	(9,923)	(16,451)
Equity in earnings of unconsolidated companies	33,924	15,302

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	654,569	941,480

Financial income	58,141	75,802
Financial expenses	(255,500)	(253,202)
Exchange variations, net	25,885	(70,845)
Gain and losses on derivatives, net	131	1,449

INCOME BEFORE TAXES	483,226	694,684

Income and social contribution taxes
Current	(123,560)	(185,964)
Deferred	49,773	64,024

NET INCOME	409,439	572,744

ATTRIBUTED TO:
Owners of the parent	390,803	504,265
Non-controlling interests	18,636	68,479
	409,439	572,744

Basic earnings per share - preferred and common	0.26	0.36

Diluted earnings per share - preferred and common	0.26	0.35

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	for the three months period ended
	03/31/2011	03/31/2010

Cash flows from operating activities
Net income for the period	409,439	572,744
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	447,564	459,754
Equity in earnings of unconsolidated companies	(33,924)	(15,302)
Exchange variation, net	(25,885)	70,845
Gains and losses on derivatives, net	(131)	(1,449)
Post-employment benefits	24,074	(4,506)
Stock based remuneration	4,299	4,901
Income tax	73,787	121,940
Gain on disposal of property, plant and equipment and investments	(154)	(1,275)
Allowance (Reversal) for doubtful accounts	8,029	(2)
Provision for tax, labor and civil claims	35,387	58,443
Interest income	(23,183)	(61,360)
Interest expense	203,868	218,657
Provision for net realisable value adjustment in inventory	18,031	4,235
Reversal of net realisable value adjustment in inventory	(56,235)	(29,952)
	1,084,966	1,397,673
Changes in assets and liabilities:
Increase in trade accounts receivable	(432,566)	(702,852)
Decrease (Increase) in inventories	172,423	(396,320)
Increase in trade accounts payable	605,688	439,337
Increase in other receivables	(4,371)	(99,315)
Decrease in other payables	(33,323)	(12,001)
Distributions from joint-controlled entities	2,690	28,055
Purchases of trading securities	(582,293)	(2,432)
Proceeds from maturities and sales of trading securities	377,637	395,831
Cash provided by operating activities	1,190,851	1,047,976

Interest paid on loans and financing	(228,015)	(145,923)
Income and social contribution taxes paid	(49,675)	(126,793)
Net cash provided by operating activities	913,161	775,260

Cash flows from investing activities
Additions to property, plant and equipment	(333,178)	(233,302)
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,032	2,482
Additions to other intangibles	(47,524)	(5,250)
Purchases of available for sale securities	—	(300,027)
Proceeds from sales of available for sale securities	1,290	54,993
Net cash used in investing activities	(378,380)	(481,104)

Cash flows from financing activities
Purchase of own shares	(66,529)	(44,620)
Dividends and interest on capital paid	(90,544)	(282,464)
Payment of loans and financing fees	(3,101)	(2,650)
Proceeds from loans and financing	361,835	134,331
Repayment of loans and financing	(704,428)	(375,752)
Intercompany loans, net	360	4,183
Net cash used in financing activities	(502,407)	(566,972)

Exchange variation on cash and cash equivalents	(14,942)	24,574

Increase (Decrease) in cash and cash equivalents	17,432	(248,242)
Cash and cash equivalents at beginning of period	1,061,034	2,091,944
Cash and cash equivalents at end of period	1,078,466	1,843,702